BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street
New York, New York 10286

December 3, 2024

BNY Mellon Investment Funds IV, Inc.

- BNY Mellon Floating Rate Income Fund

240 Greenwich Street
New York, New York 10286

Re: Expense Limitation Agreement

To Whom It May Concern:

Effective December 31, 2024, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Floating Rate Income Fund (the "Fund"), a series of BNY Mellon Investment Funds IV, Inc. (the "Company"), as follows:

Until December 31, 2025, BNY Mellon Investment Adviser, Inc. will waive receipt of its fees and/or assume the direct expenses of the fund so that the direct expenses of none of the fund's share classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest expense, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed .75%. On or after December 31, 2025, BNY Mellon Investment Adviser, Inc. may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Company, on behalf of the Fund, upon the approval of the Board of Directors of the Company and BNYM Investment Adviser to lower the net amounts shown and may only be terminated prior to December 31, 2025, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Company on behalf of the Fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/James Windels
James Windels

Director

Accepted and Agreed To:

BNY MELLON INVESTMENT FUNDS IV, INC.,

On behalf of BNY Mellon Floating Rate Income Fund

By: /s/Sarah Kelleher

Sarah Keller

Secretary